SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Announces Interactions Live, The Industry’s Biggest Customer Experience Virtual Event and its Lineup of Award-Winning Celebrity Appearances and Customer Delivered Insights, Dated September 1, 2020.
99.2 NICE Honors CX Excellence Award Winners at Interactions Live, Celebrating the Delivery of Exceptional Experiences and CX Agility Through Innovation, Dated September 14, 2020.
99.3 NICE inContact CXone Delivers Best-In-Class Contact Center Capabilities to Ergon Energy RetailDated September 15, 2020.
99.4 NICE Robotic Process Automation Ranked the Market Leader in Attended RPA by Zinnov, Driven by NEVA and Unparalleled AI, Dated September 16, 2020.
99.5. NICE Actimize Achieves Highest Score in Aite Group’s Global Fraud and Money Laundering Case Management Report, Dated September 17, 2020.
99.6 NICE Announces the 2020 PSAPs’ Finest Award Winners Honoring Dedicated Emergency Communications Professionals, Dated September 22, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: October 5, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Announces Interactions Live, The Industry’s Biggest Customer Experience Virtual Event and its Lineup of Award-Winning Celebrity Appearances and Customer Delivered Insights, Dated September 1, 2020.
99.2 NICE Honors CX Excellence Award Winners at Interactions Live, Celebrating the Delivery of Exceptional Experiences and CX Agility Through Innovation, Dated September 14, 2020.
99.3 NICE inContact CXone Delivers Best-In-Class Contact Center Capabilities to Ergon Energy RetailDated September 15, 2020.
99.4 NICE Robotic Process Automation Ranked the Market Leader in Attended RPA by Zinnov, Driven by NEVA and Unparalleled AI, Dated September 16, 2020.
99.5. NICE Actimize Achieves Highest Score in Aite Group’s Global Fraud and Money Laundering Case Management Report, Dated September 17, 2020.
99.6 NICE Announces the 2020 PSAPs’ Finest Award Winners Honoring Dedicated Emergency Communications Professionals, Dated September 22, 2020.